EXHIBIT 99.1

ICON Plc

Unaudited Interim
Financial Statements

For the interim period 1 January 2019 to 31 October 2019

Registered number    : 145835

ICON Plc

Unaudited Interim Company financial statements

Contents    Page

Directors and other information     1

Statement of directors’ responsibilities    2

Unaudited interim income statement    3

Unaudited interim statement of comprehensive income    4

Unaudited interim statement of financial position    5

Unaudited interim statement of changes in equity    6 – 7

Unaudited interim statement of cash flows    8

Notes forming part of the non-statutory financial statements    9 – 32

ICON Plc

Directors and other information

Directors    Ciaran Murray
Dr. Steve Cutler (Australian)
Prof. Hugh Brady
Dr. John Climax
Joan Garahy
Prof. William Hall
Prof. Dermot Kelleher (resigned 23 July 2019)
Eugene McCague
Declan McKeon (resigned 23 July 2019)
Ronan Murphy
Mary Pendergast (American)
Julie O’Neill (appointed 23 July 2019)

Secretary    Diarmaid Cunningham

Registered office    South County Business Park
Leopardstown
Dublin 18

Solicitors    A & L Goodbody
International Financial Services Centre
25-28 North Wall Quay
Dublin 1

Cahill Gordon Reindel LLP
80 Pine Street
NY10005
USA

Registrars     Computershare Investor Services (Ireland) Limited
3100 Lake Drive
Citywest Business Park
Dublin 24

Bankers    Citibank
Canada Square Canary Wharf
London E145LB
United Kingdom

JP Morgan Chase Bank N.A.
4 New York Plaza
New York
NY10004
USA

Auditor    KPMG
Chartered Accountants
1 Stokes Place
St. Stephen’s Green
Dublin 2

ICON Plc

Statement of directors’ responsibilities

The directors are responsible for preparing these non-statutory financial statements which give a true and fair view of the state of affairs of the Company as an individual entity and the profit or loss of the company for the period.
In preparing the financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and estimates that are reasonable and prudent; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.
The directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the assets, liabilities, financial position and profit or loss of the Company and enable them to ensure that its statutory financial statements, should they be required and which would be prepared separately, comply with the Companies Acts 2014. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

On behalf of the board

Ronan Murphy    Steve Cutler    10 December 2019
Director    Director

ICON Plc

Unaudited interim income statement
for the period ended 31 October 2019

	Note	Period ended	Year ended
		31 October	31 December
		2019 Unaudited	2018 Audited
		$’000	$’000

Turnover	2	42,678	44,558

Direct costs	3	(29,494)	(31,898)
Other operating expenses	4	(16,732)	(18,906)

Operating loss – continuing operations		(3,548)	(6,246)

Financing income	5	179,552	173,339
Financing expenses	6	-	-

Profit on ordinary activities before taxation		176,004	167,093

Tax on profit on ordinary activities	8	(212)	(1,181)

Profit for the financial year - equity		175,792	165,912

ICON Plc

Unaudited interim statement of comprehensive income
for the period ended 31 October 2019

		Period ended	Year ended
		31 October	31 December
	Note	2019 Unaudited	2018 Audited
		$’000	$’000

Other Comprehensive Income

Currency translation differences	16	(117)	(132)

Net loss recognised directly within other comprehensive income		(117)	(132)

Profit for the financial year		175,792	165,912

Total comprehensive income for the financial year		175,675	165,780

Attributable to:
Equity holders of the Company		175,675	165,780

Total comprehensive income for the financial year		175,675	165,780

ICON Plc

Unaudited interim statement of financial position
at 31 October 2019

		Period ended	Year ended
	Note	31 October	31 December
		2019 Unaudited	2018 Audited
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	10	701	691
Right of use asset	18	4,454	-
Intangible assets	11	80	102
Investment in subsidiaries	12	250,595	264,347
Other non current asset		36	37
Deferred tax asset	8	453	451

Total non-current assets		256,319	265,628

Current assets
Other current assets	13	2,863	2,138
Amounts due from subsidiary undertakings		544,366	430,810
Current taxes receivable		769	673
Cash and cash equivalents		75,446	100,048

Total current assets		623,444	533,669

Total assets		879,763	799,297

EQUITY
Share capital	15,16	4,637	4,658
Share premium	16	304,653	283,629
Capital redemption reserve	16	1,050	983
Share-based payment reserve	16	125,179	134,208
Other reserves	16	(107,581)	(107,464)
Retained earnings	16	530,051	465,110

Attributable to equity holders		857,989	781,124

Total equity		857,989	781,124

LIABILITIES
Non-current liabilities
Non-current other liabilities		8,082	2,533

Total non-current liabilities		8,082	2,533

Current liabilities
Accounts payable		-	56
Amounts due to subsidiary undertakings		2,893	2.969
Accrued and other liabilities	14	10,437	11,907
Current taxes payable		362	708

Total current liabilities		13,692	15,640

Total liabilities		21,774	18,173

Total equity and liabilities		879,763	799,297

On behalf of the Board

Ronan Murphy    Steve Cutler
Director    Director

ICON Plc

Unaudited interim statement of changes in equity
for the period ended 31 October 2019

	Number of shares	Share Capital	Share Premium	Capital Redemption	Share-Based Payment	Other Reserves	Currency Reserve	Retained Earnings	Total Equity
				Reserve	Reserve
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2019	53,971,706	4,658	283,629	983	134,208	6,071	(113,535)	465,110	781,124

Total comprehensive income for the interim period
Profit for the interim period	-	-	-	-	-	-	-	175,792	175,792
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	(117)	-	(117)

Total other comprehensive income	-	-	-	-	-	-	(117)	-	(117)

Total comprehensive income for the period	-	-	-	-	-	-	(117)	175,792	175,675

Transactions with owners, recorded directly in equity
Exercise of share options	318,463	21	21,024	-	-	-	-	-	21,045
Share-based payment	-	-	-	-	21,805	-	-	-	21,805
Issue of shares arising from issue of restricted share units	351,165	25	-	-	-	-	-	-	25
Share issue costs	-	-	-	-	-	-	-	(9)	(9)
Repurchase of ordinary shares	(1,000,000)	(67)	-	67	-	-	-	(141,573)	(141,573)
Share repurchase costs	-	-	-	-	-	-	-	(103)	(103)
Transfer of exercised and expired share–based awards	-	-	-	-	(30,834)	-	-	30,834	-

Total contributions by and distributions to owners	(330,372)	(21)	21,024	67	(9,029)	-	-	(110,851)	(98,810)
			1

Total transactions with owners	(330,372)	(21)	21,024	67	(9,029)	-	-	(110,851)	(98,810)

Balance at 31 October 2019	53,641,334	4,637	304,653	1,050	125,179	6,071	(113,652)	530,051	857,989

ICON Plc

Non statutory statement of changes in equity
for the year ended 31 December 2018

	Number of shares	Share Capital	Share Premium	Capital Redemption	Share-Based Payment	Other Reserves	Currency Reserve	Retained Earnings	Total Equity
				Reserve	Reserve
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2018	54,081,601	4,664	266,852	912	145,153	6,071	(113,403)	389,286	699,535

Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	165,912	165,912
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	(132)	-	(132)

Total other comprehensive income	-	-	-	-	-	-	(132)	-	(132)

Total comprehensive income for the year	-	-	-	-	-	-	(132)	165,912	165,780

Transactions with owners, recorded directly in equity
Exercise of share options	408,699	29	16,777	-	-	-	-	-	16,806
Share-based payment	-	-	-	-	28,009	-	-	-	28,009
Issue of shares arising from issue of restricted share units	489,568	36	-	-	-	-	-	-	36
Share issue costs	-	-	-	-	-	-	-	(16)	(16)
Repurchase of ordinary shares	(1,008,162)	(71)	-	71	-	-	-	(128,960)	(128,960)
Share repurchase costs	-	-	-	-	-	-	-	(66)	(66)
Transfer of exercised and expired share–based awards	-	-	-	-	(38,954)	-	-	38,954	-

Total contributions by and distributions to owners	(109,895)	(6)	16,777	71	(10,945)	-	-	(90,088)	(84,191)
			1

Total transactions with owners	(109,895)	(6)	16,777	71	(10,945)	-	-	(90,088)	(84,191)

Balance at 31 December 2018	53,971,706	4,658	283,629	983	134,208	6,071	(113,535)	465,110	781,124

ICON Plc

Unaudited interim statement of cash flows
for the period ended 31 October 2019

		Period ended	Year ended
		31 October	31 December
		2019 Unaudited	2018 Audited
		$’000	$’000

Profit for the financial period		175,792	165,912
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation	10	149	355
Amortisation of intangible asset	11	25	54
Amortisation of lease asset		1,251	-
Share-based payment		5,194	7,405
Operating cash inflow before changes in working capital		182,411	173,726

Increase in other current assets		(727)	(141)
Decrease/(Increase) in other non current assets		1	(37)
Decrease in accounts payable and accrued and other liabilities		(1,530)	(1,324)
Increase in other non-current other liabilities		5,549	2,533
Increase in income taxes payable		230	1,503
Cash provided by operations		185,934	176,260
Interest paid		-	-
Income taxes paid		(674)	(963)
Net cash inflow from operating activities		185,260	175,297
Investing activities
Purchase of computer software	11	(3)	(122)
Purchase of property, plant and equipment	10	(261)	(832)
Purchase of right of use assets		(5,705)	-
(Increase)/decrease in amounts due from subsidiary undertakings		(83,278)	(13,954)
Increase in investment in subsidiaries		-	330
Net cash used by investing activities		(89,247)	(14,578)
Financing activities
Proceeds from exercise of share options		21,070	16,842
Share issuance costs		(9)	(16)
Repurchase of ordinary shares		(141,573)	(128,960)
Share repurchase costs		(103)	(66)
Net cash used in financing activities		(120,615)	(112,200)
Net (decrease)/increase in cash and cash equivalents		(24,602)	48,519
Cash and cash equivalents at start of year		100,048	51,529
Cash and cash equivalents at end of year		75,446	100,048

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company’s financial statements.

Statement of compliance

The financial statements have been prepared in accordance with IFRS as adopted by the EU and those parts of the Companies Act 2014 applicable to companies reporting under IFRS.

Basis of preparation

These financial statements are not the statutory financial statements of the Company which company law requires to be prepared and laid before the members at an Annual General Meeting. Statutory financial statements, for the year-ended 31 December 2018, have been prepared separately as consolidated financial statements and present information about the group comprising of this Company and its subsidiaries and associated undertakings.

These non-statutory unaudited interim financial statements have been prepared solely to facilitate the directors to present information about this Company on a stand-alone basis for filing with the Company Registration Office and to record the Company’s profits available for distribution in its relevant financial statements in accordance with Companies Act 2014, as it continues its share repurchase programme. Except that the financial statements are not consolidated financial statements and do not contain all relevant information required under Company law in Ireland, they have been prepared under the historical cost convention, in accordance with International Financial Reporting Standards. The financial statements include the financial statements of the Company and its branches (Italy, Latvia, Lithuania and Poland). Inter branch transactions and balances have been eliminated in their preparation.

New and amended standards adopted by the Company

Leases

The new leasing standard (IFRS 16 'Leases') was issued in January 2018. IFRS 16 'Leases' supersedes the requirements in IAS 17 'Leases' and requires that lessees recognise rights and obligations from virtually all leases (other than leases that meet the definition of a short-term lease) on their balance sheets as right-of-use assets with corresponding lease liabilities. The standard also provides additional guidance on how to classify leases and how to determine the lease term for accounting purposes. IFRS 16 became effective for ICON plc with effect from January 1, 2019. ICON adopted the new standard as of January 1, 2019 under the cumulative effect adjustment approach. Under this transition method, the new standard is applied from January 1, 2019 without restatement of comparative period amounts. Results for the 12 months ended 31 December, 2018 are therefore presented under the previous leasing accounting principles, IAS 17 'Leases'. Operating lease liabilities and right-of-use assets have been recorded on the Balance Sheet as at 1 January, 2019 of $5.4 million. The net operating cost of leases recorded in the 10 months ended 31 October, 2019 was $1.25 million.

There is no impact of adopting ASC 842 on opening retained earnings at January 1, 2019.

Intangible assets – computer software

Intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangibles are reviewed and adjusted if appropriate at each reporting date. Residual value is estimated to be zero. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, currently estimated as follows:
Years
Computer software    4-8

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies (continued)

Foreign currencies

The financial statements are prepared in US Dollars ($). The functional currency of the Company changed from Euro (€) to US dollars ($) on 1 August 2015.  The change in functional currency was accounted for prospectively from the date of change.  All items were translated using the exchange rate at the date of change and the resulting translated amounts for non-monetary items were recorded at their historical cost from 1 August 2015.  The Company financial statements are presented in US dollars. Transactions in currencies other than USD are recorded at the rate ruling at the date of the transaction or at a contracted rate. Monetary assets and liabilities denominated in currencies other than USD are translated at exchange rates prevailing at the statement of financial position date. Adjustments resulting from these transactions are charged or credited to income.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment.

Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful lives on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value. The estimated useful lives applied in determining the charge to depreciation are as follows:
Years
Computer equipment    2-8
Office furniture and fixtures    8

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Assets acquired under finance leases are depreciated over the shorter of their useful economic life and the lease term.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairment are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where such an indication exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a re-valued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies (continued)

IFRS 9 - Financial Instruments replaced IAS 39 Financial instruments: Recognition and Measurement effective from 1 January 2018. The Company assessed the business models and contractual cash flows which apply to its financial assets and classified the assets into the appropriate IFRS 9 categories accordingly. The results and financial position in respect of the year and period ended 31 December 2018 and 31 October 2018 respectively, both, therefore, reflect adoption of IFRS 9 at 1 January 2018.

(a) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less and are stated at fair value on initial recognition followed by amortised cost, which approximates fair value.

(b)    Trade receivables

The Company’s financial assets measured at amortised cost, the most significant of which are trade receivables and unbilled receivables, are subject to IFRS 9's new expected credit loss model. The Company's impairment methodology has been revised in line with the requirements of IFRS 9.

For trade receivables and unbilled revenue, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables As part of the IFRS 9 transition, the Company assessed its existing trade and unbilled receivables for impairment, using reasonable and supportable information that is available without undue cost or effort, to determine the credit risk of the receivables at the date on which they were initially recognised and compared that to the credit risk as at 1 January 2018. This assessment did not resulted in a material adjustment to trade and unbilled receivables.

(c)    Investments in subsidiaries

Investments in subsidiary undertakings are stated at cost less any accumulated impairment and are reviewed for impairment if there are indicators that the carrying value may not be recoverable.

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any loss allowance.

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies (continued)

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are repurchased by the Company they are cancelled and the nominal value of the shares is transferred to a capital redemption reserve fund within equity.

Employee benefits

(a) Pension and other post-employment benefits
The Company operates a defined contribution pension plan. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. Contributions to defined contribution pension plans are expensed as incurred.

(b) Share-based payments
Share-based payments comprise options to acquire ordinary shares in the Company, restricted share units (RSUs) and performance share units (PSUs) in the form of ordinary share entitlements after a certain period of time. These are awarded to the certain key employees of the Group based on service conditions such as term of employment and individual performance. The fair value of options, RSUs and PSUs granted is recognised as an employee expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the individual become unconditionally entitled to the options, RSU or PSU. The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of RSUs and PSUs is equal to the market price at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted, excluding the impact of any non-market service and performance vesting conditions (for example profitability, sales growth targets). There are no such non-market vesting conditions during the period in relation to options or RSUs that are expected to vest. The amount recognised as an expense is adjusted to reflect the actual number of share options, RSUs or PSUs that vest.

The share-based payment expense associated with the plans is recognised by the entity which receives services in exchange for the share-based payment compensation. Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

The income statement of the Company is charged with the expense related to the services received by the Company.
The remaining portions of the share-based payments represent a contribution to Company entities and are added to the carrying amount of those investments. Under an agreement, the subsidiaries pay the Company an amount equal to the value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company’s investment in its subsidiaries. The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those subsidiaries is presented as a movement in financial fixed assets.

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies (continued)

Revenue recognition

The company earns revenue from contract research services provided in Ireland and recognises revenue as those services are provided. The company’s revenue is a function of the group’s global transfer pricing model. ICON Ireland acts as the group entrepreneur under the group’s global transfer pricing model given its role in the development and management of the group, it’s ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the group’s global network. ICON Ireland enters into the majority of the group’s customer contracts. ICON Ireland remunerates the company on the basis of a guaranteed cost plus mark up for the services it performs. The cost plus mark up for the company is established to ensure that ICON Ireland and the company are involved in the conduct of services for customers and earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by the company from these transactions.

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also includes depreciation expenses and the amortisation of intangible assets.

Financing expense

Financing expense comprises interest payable on borrowings calculated using the effective interest rate method, finance charges on finance leases, foreign exchange gains and losses on bank loans, interest costs on defined benefit obligations, non-cash finance charge on contingent consideration and gains and losses on hedging instruments that are recognised in the income statement.

Financing expense also includes fees paid on the establishment of loan facilities which are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. These fees are deferred and recognised in the Statement of Financial Position and are then amortised to the Income Statement over the term the facility is available to the Company.

Financing income

Interest income is recognised in the income statement as it accrues, using the effective interest rate method and includes interest receivable on funds invested and actuarial gains on pension plan assets.

Financing income also includes dividends received from group undertakings.

ICON Plc

Notes
Forming part of the financial statements

1.	Accounting policies (continued)

Income tax

Income tax expense in the income statement represents the sum of income tax currently payable and deferred income tax.

Income tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement as it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Company’s liability for income tax is calculated using rates that have been enacted or substantially enacted at the reporting date. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also includes depreciation expenses and the amortisation of intangible assets.

ICON Plc

Notes
Forming part of the financial statements

2.	Turnover

	Period ended	Year ended
	31 October	31 December
	2019	2018
	$’000	$’000
The analyses of turnover by activity and geographical area is as follows:

Activity
Clinical research income	34,397	37,574
Management services	8,281	6,984

	42,678	44,558

Geographical area
	Period ended	Year ended
	31 October	31 December
	2019	2018
	$’000	$’000

Ireland	34,397	37,574
Europe	8,281	6,984

	42,678	44,558

3. Direct costs

	Period ended 31 October 2019 $’000	Year ended 31 December 2018 $’000
Payroll and related costs (note 7)	28,682	30,941
Other project related expenses	812	957

	29,494	31,898

ICON Plc

Notes
Forming part of the financial statements

4. Other operating (income) / expenses, net

	Period ended 31 October 2019 $’000	Year ended 31 December 2018 $’000

Payroll and related costs (note 7)	8,929	11,439
Administrative expenses	7,771	8,131
Depreciation expense	149	355
Amortisation of intangible assets – computer software	25	50
Exchange gain	(142)	(1,069)

	16,732	18,906

5.	Financing income

	Period ended 31 October 2019 $’000	Year ended 31 December 2018 $’000

Dividend income (note 17)	177,689	172,274
Interest income	1,863	1,065

	179,552	173,339

During 2019, the Company received dividends of $177.7 million (2018: $172.3 million) from its subsidiary undertakings; ICON Clinical Research Limited ($160.1 million) and ICON Investments Four Unlimited Company ($17.6 million).

During 2018, the Company received dividends of $172.3 million from its subsidiary undertakings ICON Clinical Research Limited ($100.9 million), ICON Holdings Unlimited Company ($62.6 million) and ICON Investments Four Unlimited Company ($8.8 million).

6.     Financing expense

There were no financing expenses incurred during the period ended 31 October 2019 or year-ended 31 December 2018.

ICON Plc

Notes
Forming part of the financial statements

7.     Payroll and related benefits

The aggregate payroll costs of employees of the Company for the period ended 31 October 2019 was as follows:

	Period ended	Year ended
	31 October	31 December
	2019	2018
	$0	$’000

Wages and salaries	27,914	29,275
Payroll taxes	3,418	4,563
Pension costs for defined contribution pension schemes	1,086	1,137
Share-based payment	5,193	7,405

Total	37,611	42,380

Certain employees of the Company are eligible to participate in a defined contribution plan (the "plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant's contributions up to 8% of the participant's annual compensation. The Company also makes contributions for Directors and Executive officers at rates ranging from 10% to 15% of the individual’s basic salary. Contributions to this plan are recorded as a remuneration expense in the Company Income Statement. Contributions for the period ended 31 October 2019 and the year ended 31 December 2018 were $1,086,000 and $1,137,000 respectively.

The average number of employees, including executive Directors, employed by the Company for the period ending 31 October 2019 was as follows:

	Period ended	Year ended
	31 October	31 December
	2019	2018

Administration	17	14
Clinical Research	522	467

Total	539	481

ICON Plc

Notes
Forming part of the financial statements

8.     Income tax expense

The components of the current and deferred tax expense for the period ended 31 October 2019 and year ended 31 December 2018 were as follows:

	Period ended	Year ended
	31 October	31 December
	2019	2018
	$’000	$’000
Current tax expense
Current year	827	890
Under provided in prior years	(617)	349

	210	1,239
Deferred tax charge/(credit)
Origination and reversal of temporary differences	15	(10)
Over provided in prior years	(13)	(48)

Total income tax expense in the income statement	212	1,181

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Period ended	Year ended
	31 October	31 December
	2,019	2,018
	$’000	$’000

Profit before tax	176,004	167,093

Taxes at Irish standard tax rate of 12.5% (2018: 12.5%)	22,001	20,887

Effects of:
Non-taxable income and non-tax deductible expenses	(21,332)	(20,693)
Reversal of prior year (over)/under provision	(630)	301
Foreign and other income taxed at higher rates	555	731
Effect of change in tax rates	—	(7)
Group relief claimed	(380)	—
Other	(2)	(38)

Tax expense on profit for the year	212	1,181

ICON Plc

Notes
Forming part of the financial statements

8.     Income tax expense (continued)

The net deferred tax asset at 31 October 2019 and 31 December 2018 was as follows:

	31 October	31 December
	2019	2018
	$’000	$’000
Deferred taxation assets:
Accrued expenses and payments on account	393	391
Property, plant and equipment	37	39
Loans to subsidiaries	50	50

Total deferred taxation assets	480	481

Deferred taxation liabilities:
Property, plant and equipment	(10)	(11)
Other	(17)	(19)

Total deferred taxation liabilities	(27)	(30)

Net deferred taxation asset		451

The movement in temporary differences during the period ended 31 October 2019 and year ended 31 December 2018 was as follows:

	Balance	Recognised in	Balance
	1 January	Income	31 October
	2019	2019	2019
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	392	1	393
Property plant and equipment	39	(2)	37
Loans to subsidiaries	50	0	50

Total deferred taxation assets	481	(1)	480

Deferred taxation liabilities
Property, plant and equipment	(11)	1	(10)
Other	(19)	2	(17)

Total deferred taxation liabilities	(30)	3	(27)

Net deferred taxation asset	451	2	453

ICON Plc

Notes
Forming part of the financial statements

8.     Income tax expense (continued)

	Balance		Balance 31
	1 January	Recognised in	December
	2018	Income	2018
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	318	74	392
Property plant and equipment	36	3	39
Loans to subsidiaries	50	0	50

Total deferred taxation assets	404	77	481

Deferred taxation liabilities
Property, plant and equipment	(11)	0	(11)
Other	0	(19)	(19)

Total deferred taxation liabilities	(11)	(19)	(30)

Net deferred taxation asset	393	58	451

At 31 October 2019 and 31 December 2018 the Company had no operating loss carry forwards for income tax purposes. At 31 October 2019 the Company had an unrecognized deferred tax asset in respect of unutilized foreign tax credits carried forward of $5.3 million (2018: $5.3 million).

9.     Share-based payments

The Company operates a number of share-based payment plans in which employees of the Group participate, including a number of share options plans and a restricted share unit plan, further details of which are set out in note 10 of the Group’s Annual Report for the year ended 31 December 2018, which is available publically and can be obtained at http://investor.iconplc.com/annuals.cfm.

Share options outstanding and exercisable at 31 October 2019 were as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at 31 December 2018	920,746	$74.32
Granted	97,112	$140.13
Exercised	(318,463)	$66.09
Cancelled	(31,731)	$88.43
Outstanding at 31 October 2019	667,664	$87.14
Vested and exercisable at 31 October 2019	309,634	$68.02

ICON Plc

Notes
Forming part of the financial statements

9.     Share-based payments (continued)

Restricted Share Units (“RSU’s”) and Performance Share Units (“PSU’s”) outstanding at 31 October 2019 were as follows:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value
Outstanding at 31 December 2018	251,053	$89.95	534,677	$89.50

Granted	60,182	$140.13	158,341	$138.24
Shares vested	(118,611)	$71.45	(234,395)	$68.97
Forfeit	(16,635)	$91.94	(55,120)	$104.15

Outstanding at 31 October 2019	175,989	$110.79	403,503	$118.55

The Company accounts for share-based awards in accordance with IFRS 2 Share-based Payments. The grant date fair value of these awards is calculated using a binomial model and expensed to the income statement over the period the related service is received. Operating profit for the period ended 31 October 2019 is stated after charging $5.2 million in respect of share-based payments expense, representing the portion of the overall Group charge which relates to share-based awards granted to employees of the Company. The share-based payment expense is included in the accounts as follows:

	Period Ended 31 October 2019	Year Ended 31 December 2018
	$’000	$’000

Other operating expenses	5,194	7,405
Investment in subsidiaries (Note 12)	16,616	20,650

Total	21,810	28,055

ICON Plc

Notes
Forming part of the financial statements

10.    Property, plant and equipment

	Leasehold	Computer	Office furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2019	990	1,933	1,743	4,666
Additions	9	24	228	261
Foreign currency movement	(31)	(65)	(136)	(232)

At 31 October 2019	968	1,892	1,835	4,695

Depreciation
At 1 January 2019	942	1,822	1,211	3,975
Charge for the year	28	50	71	149
Foreign currency movement	(31)	(59)	(40)	(130)

At 31 October 2019	939	1,813	1,242	3,994

Net book value
At 31 October 2019	29	79	593	701

At 31 December 2018	48	111	532	691

ICON Plc

Notes
Forming part of the financial statements

10.    Property, plant and equipment (continued)

	Leasehold	Computer	Office furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2018	855	1,901	1,317	4,073
Additions	189	132	511	832
Foreign currency movement	(54)	(100)	(85)	(239)

At 31 December 2018	990	1,933	1,743	4,666

Depreciation
At 1 January 2018	842	1,804	1,176	3,822
Charge for the year	152	116	87	355
Foreign currency movement	(52)	(98)	(52)	(202)

At 31 December 2018	942	1,822	1,211	3,975

Net book value
At 31 December 2018	48	111	532	691

At 31 December 2017	13	97	141	251

ICON Plc

Notes
Forming part of the financial statements

11.    Intangible assets

Computer Software $’000
Cost:
At 1 January 2019	1,228
Additions	3
Foreign exchange movement	(7)

At 31 October 2019	1,224

Accumulated amortisation:
At 1 January 2019	1,126
Charge during the year	25
Foreign exchange movement	(7)

At 31 October 2019	1,144

Net book value:
At 31 October 2019	80

At 31 December 2018	102

Computer Software $’000
Cost:
At 1 January 2018	1,206
Additions	122
Foreign exchange movement	(100)

At 31 December 2018	1,228

Accumulated amortisation:
At 1 January 2018	1,180
Charge during the year	54
Foreign exchange movement	(108)

At 31 December 2018	1,126

Net book value:
At 31 December 2018	102

At 31 December 2017	26

ICON Plc

Notes
Forming part of the financial statements

12.     Investment in subsidiaries

Investment in Subsidiary Undertakings $’000
Cost:
At 1 January 2018	293,934
Disposals / repayments	(329)
Share-based payment	20,650
Share subscription payment from subsidiary companies	(49,908)

At 31 December 2018	264,347
Share-based payment	16,616
Share subscription payment from subsidiary companies	(30,368)

At 31 October 2019	250,595

13.     Other current assets

	31 October	31 December
	2019	2018
	$’000	$’000

Prepayments	1,221	274
Unbilled revenue	985	548
Other receivables	657	1,316

Total	2,863	2,138

14.     Accrued and other liabilities

	31 October	31 December
	2019	2018
	$’000	$’000

Accruals and other liabilities	10,437	11,907

ICON Plc

Notes
Forming part of the financial statements

15.     Share capital

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	31 October	31 December
	2019	2018
	$’000	$’000

Allotted, called up and fully paid
53,641,334 (31 December 2018: 53,971,706) ordinary shares of €0.06 each	4,637	4,658

	31 October	31 December
	2019	2018
	$’000	$’000

Issued, fully paid share capital
At beginning of year	4,658	4,664
Employee share options exercised	46	65
Repurchase of ordinary shares	(67)	(71)

At end of year	4,637	4,658

Rights of Ordinary Shares

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

Share issues

During the period ended 31 October 2019, 318,463 options were exercised by employees for total proceeds of $21.0 million. During the period ended 31 October 2019, 351,165 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company.

During the year ended 31 December 2018, 408,699 options were exercised by employees for total proceeds of $16.8 million. During the year ended 31 December 2018, 489,568 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company.

ICON Plc

Notes
Forming part of the financial statements

15.     Share capital (continued)

Share repurchase programme

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 22, 2016, which authorized the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. This authorization was renewed at the Company's AGM on each of July 25, 2017, July 24, 2018 and July 23, 2019. On October 3, 2016, the Company commenced the share buyback program of up to $400 million. At December 31, 2018, a total of 4,026,576 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $372.1 million. On January 8, 2019, the Company commenced a further share buyback program of up to 1.0 million shares. At September 30, 2019 a total of 1.0 million ordinary shares were redeemed by the Company under this buyback program for a total consideration of $141.6 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

16.     Capital and reserves

Share-based payment reserve
The Share-based payment reserve is used to account for share-based payments. The grant date fair value of share-based awards is calculated using a binomial model and recorded in the Company financial statements over the period the related service is received, as an expense in the income statement in respect of awards to Company employees and as a financial asset in respect of awards to other Group employees, with a corresponding increase in the share-based payments reserve in both cases. On exercise or forfeiture of the award, an amount equal to the grant date fair value is transferred from the share-based payments reserve to retained earnings.

Capital redemption reserve
The Capital redemption reserve comprises the nominal value of shares repurchased and cancelled by the Group and transferred from share capital to the capital redemption reserve fund, as required under Irish Company Law. During the period ended 31 October 2019 1,000,000 (31 December 2018: 1,008,162) ordinary shares were repurchased and cancelled by the Group.

Currency reserve
The Currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since 1 June 2004, the date of transition to IFRS.

Retained earnings
During the period ended 31 October 2019, the Company redeemed a total of 1,000,000 ordinary shares for total consideration of $141.6 million (2018: 1,008,162 ordinary shares were repurchased by the Group for a total consideration of $129.0 million).

ICON Plc

Notes
Forming part of the financial statements

17.    Related parties

The Company entered into the following transactions with subsidiary companies during the period:
(a)

	Period ended	Year ended
	31 October	31 December
	2019	2018
	$’000	$’000
Income Statement:
Expenses recharged to subsidiary companies	8,281	6,984
Dividends received from subsidiary undertakings -	177,689	172,274

Total	185,970	179,258

Cash Flow Statement
(Increase)/decrease in amounts due from subsidiary undertakings	(83,278)	13,954

Total	(83,278)	13,954

During 2019, the Company received dividends of $177.7 million from its subsidiary undertakings; ICON Clinical Research Limited ($160.1 million) and ICON Investments four ($17.6 million).

During 2018, the Company received dividends of $172.3 million from its subsidiary undertakings ICON Clinical Research Limited ($100.9 million), ICON Holdings Unlimited Company ($62.6 million) and ICON Investments Four Unlimited Company ($8.8 million).

(b) Directors’ emoluments
The aggregate payroll costs of Directors of the Company for the period ended 31 October 2019 was as follows:

	Period ended	Year ended
	31 October	31 December
	2019	2018
	$0	$0

Emoluments	2,676	3,618
Benefits under long-term incentive schemes	3,678	1,730
Gain on exercise of share options	16,057	20,798
Pension contributions (defined contribution)	151	203

Total	22,562	26,439

(c) Subsidiaries of the Company earned revenue of $53,000 (2018: $633,000) from DS Biopharma Limited (formerly Dignity Sciences Limited) during the year. Dr. John Climax is Chief Executive Officer and both Dr. John Climax and Dr. Ronan Lambe are Directors and shareholders of DS Biopharma Limited. Dr Ronan Lambe retired as director of ICON plc on 24 July 2018. The contract terms were agreed on an arm’s length basis.

ICON Plc

Notes
Forming part of the financial statements

17.    Related parties (continued)

Further information in relation to the remuneration of Directors and Executive Officers is set out in the Compensation and Organisation report in the Group’s Annual Report for the year ended 31 December 2018, which is available publically and can be obtained at http://investor.iconplc.com/annuals.cfm.

18.    Operating leases

Lease costs recorded under operating leases for the ten months ended 31 October, 2019 were as follows:

$’000
Operating lease costs	1,251
Income from sub-leases	-

Net operating lease costs	1,251

Of the total cost of $1.25 million incurred in the ten months ended 31 October, 2019, $0.85 million is recorded within other operating expenses and $0.40 million is recorded within direct costs.

During the ten months ended 31 October, 2019, the Company did not incur any costs related to variable lease payments.

The adoption of IFRS 16 resulted in the recognition of operating right-of-use assets and lease liabilities of $5.4 million at 1 January, 2019. Additional right-of-use assets obtained in exchange for lease obligations during the ten months ended 31 October, 2019 totaled $0.5 million. The weighted average remaining lease term and weighted-average discount rate at 31 October, 2019 were 3.71 years and 0.46%, respectively.

Future minimum lease payments under non-cancelable leases as of 31 October were as follows:

Minimum rental payments
$’000
Due within 1 year	1,385
Due between 1 and 5 years	3,245

Total future minimum lease payments	4,630
Less imputed interest	(37)
Total	4,593

19.     Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position.

ICON Plc

Notes
Forming part of the financial statements

20.     Financial instruments

The Company is exposed to various financial risks in the normal course of the business. The Company’s financial instruments typically comprise, cash, bank borrowings and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations. The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, interest rate risk, and foreign exchange risk.

Credit risk

Intercompany loans receivable and payable are initially recognised at fair value. These are subsequently measured at amortised cost, less any loss allowance. An expected credit loss assessment was performed in respect of the receivables at 1 January 2018. The identified impairment loss was immaterial.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk in respect of the Company arises on balances due from group companies, and as the group is financially sound and the subsidiary entities that ICON Plc the Company trades with are in a position to make payments as and when they fall due, the Company has assessed the exposure to credit risk as low.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s liquidity risk arises from the repayment of short term debt and other obligations as they fall due. The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet its obligations as they fall due.

The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial period end date to the contractual maturity date:

At 31 October 2019

	Carrying Amount	Contractual Cashflows	1 year	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000

Accounts payable	-	-	-	-	-
Lease liability	(4,630)	(4,630)	(1,385)	(3,245)	-
Accruals and other liabilities	(13,889)	(13,889)	(9,052)	(3,111)	(1,726)
	(18,519)	(18,519)	(10,437)	(6,356)	(1,726)

At 31 December 2018

	Carrying Amount	Contractual Cashflows	1 year	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000

Accounts payable	(56)	(56)	(56)	-	-
Accruals and other liabilities	(14,440)	(14,440)	(10,658)	(2,272)	(1,510)
	(14,496)	(14,496)	(10,714)	(2,272)	(1,510)

ICON Plc

Notes
Forming part of the financial statements

20.     Financial instruments (continued)

Foreign currency risk
While the functional currency of the Company is USD, the functional currency of the branches is the Euro. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar. At 31 October 2019 the Company had $nil US dollar denominated bank loans (2018: $nil).

Interest rate risk
The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company borrows in required currencies at both fixed and floating interest rates. In general the Company borrows at floating rates of interest but may borrow at fixed rates depending on rates available having regard to current market rates and future trends. The Company has no external borrowings.

Fair Values

Financial instruments are measured in the Statement of Financial Position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The carrying values of amounts due from subsidiary undertakings, cash and cash equivalents, other current assets, accounts payable and accruals and other liabilities are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances.

Amounts owed by subsidiary undertakings are non-interest bearing and repayable on demand. All amounts are therefore recorded as due within one year. Fair value is deemed to equal carrying value on this basis.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

ICON Plc

Notes
Forming part of the financial statements

21.    Group relationships and controlling parties

The Company is a public limited company incorporated in the Republic of Ireland.  The Company’s ordinary shares are traded on the NASDAQ market.  The Company prepares consolidated financial statements for itself and its subsidiary undertakings.  These consolidated financial statements may be obtained from the Company’s website www.iconplc.com.

22.    Subsequent events

There have been no material events since the balance sheet date requiring disclosure in these financial statements.

23.     Approval of financial statements

The financial statements were approved on 10 December 2019.